Exhibit 99.1

FOR IMMEDIATE RELEASE

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC.
ANNOUNCES EXPIRATION OF “GO SHOP” PERIOD

NEW YORK, October 24, 2016 — American Realty Capital – Retail Centers of America, Inc. (the “Company”) today announced the expiration of the 45-day “go shop” period set forth in the previously announced merger agreement entered into on September 6, 2016, by and among the Company, American Realty Capital Retail Operating Partnership, L.P., American Finance Trust, Inc. (“AFIN”), American Finance Operating Partnership, L.P., and a wholly-owned subsidiary of AFIN (the “Merger Agreement”).

During the “go shop” period, the Company was permitted, on the terms and subject to the conditions of the Merger Agreement, to initiate, solicit and encourage inquiries from and engage in discussions and negotiations with third parties relating to alternative acquisition proposals. The “go shop” period expired at 11:59 p.m. (New York City time) on October 21, 2016. None of the third parties contacted by BMO Capital Markets, as financial advisor to the Company’s special committee comprised of independent directors, provided the Company with an alternative acquisition proposal (as defined in the Merger Agreement).

The Company has filed with the Securities and Exchange Commission (the “SEC”) preliminary proxy materials related to the special meeting of the Company’s common stockholders to vote on a proposal to approve the merger and the other transactions contemplated by the Merger Agreement.

The parties to the Merger Agreement currently expect to complete the merger during the first quarter of 2017, subject to satisfaction of the closing conditions, including receipt of the Company’s common stockholders’ approval.

About American Realty – Retail Centers of America, Inc.

The Company is a publicly registered non-traded REIT focused on the acquisition of core retail properties, with an emphasis on multi-tenant power and lifestyle centers across the United States. Additional information about the Company can be found on its website at www.retailcentersofamerica.com.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, AFIN and the Company filed a joint preliminary proxy statement/prospectus with the SEC on October 20, 2016. Both AFIN’s and the Company’s stockholders are urged to read the proxy statement (including all amendments and supplements thereto) and other relevant documents filed with the SEC if and when they become available because they will contain important information about the proposed transaction.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by AFIN and the Company with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by AFIN with the SEC are also available free of charge on AFIN’s website at www.americanfinancetrust.com and copies of the documents filed by the Company with the SEC are available free of charge on the Company’s website. www.retailcentersofamerica.com.

AFIN and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from both companies’ stockholders in respect of the proposed transaction. Information regarding AFIN’s directors and executive officers can be found in AFIN’s definitive proxy statement filed with the SEC on April 29, 2016. Information regarding the Company's directors and executive officers can be found in the Company's definitive proxy statement filed with the SEC on April 29, 2016. Additional information regarding the interests of such potential participants will be included in the joint proxy statement and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC’s website and from AFIN and the Company, as applicable, using the sources indicated above.

Forward-Looking Statements

Certain statements made in this letter are “forward-looking statements” (as defined in Section 21E of the Exchange Act), which reflect the expectations of AFIN and the Company regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, whether and when the transactions contemplated by the Merger Agreement between AFIN and the Company, among others, will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions, as well as any expectations or projections with respect to the combined company, including regarding future dividends and market valuations, and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval by the Company’s and AFIN’s stockholders of the transactions contemplated in the Merger Agreement; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the tenants of the respective parties. Additional factors that may affect future results are contained in the Company’s and AFIN’s filings with the SEC, which are available at the SEC’s website at www.sec.gov. The Company and AFIN disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Contacts

Media Inquiries:	Investor Inquiries:
Tim Cifelli	Matthew Furbish
President	Director
DDCworks	Investor & Public Relations
tcifelli@ddcworks.com	mfurbish@ar-global.com
484-342-3600	212-415-6500

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